DLA Piper Rudnick Gray Cary US LLP 1200 Nineteenth Street, N.W. Washington, D.C. 20036-2412 T 202.861.3900 F 202.223.2085 W www.dlapiper.com

Tami J. Howie tami.howie@dlapiper.com T 202.861.3851 F 202.223.2085

June 15, 2005

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C.  20549-0305

Attn:  Larry Spirgel, Assistant Director

Re:                               Eschelon Telecom, Inc.
Registration Statement on Form S-1
Filed May 6, 2005
File No. 333-124703

Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 31, 2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 16, 2005
File No. 000-50706

Dear Mr. Spirgel:

This letter is submitted on behalf of Eschelon Telecom, Inc. (“Eschelon” or the “Company”) in response to the comments set forth in your letter to Richard A. Smith, President and Chief Executive Officer, dated June 3, 2005, regarding the Company’s Registration Statement on Form S-1 (File No. 333-124703) (the “Registration Statement”).  This letter should be read in conjunction with Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today with the SEC via EDGAR.

Certain responses set forth below reflect discussions between Eschelon representatives and its independent auditors and legal counsel and representatives of the underwriters and their legal counsel.  However, Eschelon has reviewed and approved all of the responses set forth below.  The supplemental information referred to in this letter will be forwarded separately to Mr. Daniel Zimmerman at the SEC.

For your convenience, we have set forth below each of your numbered comments, followed by the response of Eschelon.

Serving clients globally

Form S-1

General

1.                                      We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range.  Please note that we may have additional comments once you have provided this disclosure.  Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Eschelon Response:  The Company notes the Staff’s comment and will provide all information not omitted in reliance on Rule 430A in a subsequent amendment to the Registration Statement, including the anticipated price range and number of shares to be offered.  The Company confirms that any preliminary prospectus it circulates will include this information.  The Company acknowledges the Staff’s comment regarding needing sufficient time to review the complete disclosure prior to the Company distributing the preliminary prospectus.  At present, the Company does not have an estimated price range but the Company will include a price range prior to printing preliminary prospectuses.

2.                                      We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement.  We must review these documents before the registration statement is declared effective, and we may have additional comments.

Eschelon Response:  The Company respectfully acknowledges the Staff’s comment.  The underwriting agreement will be filed with the next amendment and the legality opinion will be filed with the subsequent amendment in which the Company sets forth the number of shares anticipated to be included in the offering.

3.                                      Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus.  Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus.  See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Eschelon Response:  The Company will supplementally provide the artwork to the Staff.

Front Cover of Prospectus

4.                                      Please revise to disclose any selling shareholder’s net proceeds. See Item 501(b)(3) of Regulation S-K.

Eschelon Response:  Please refer to the Company’s response to Comment No. 1.  Once the number of shares to be sold by the selling stockholders has been determined, the Company will provide the net proceeds to such selling stockholders.  The Company has included a sentence into which this amount will be inserted.

Prospectus Summary, page 1

5.                                      As currently drafted, the summary section is too long.  The summary should provide a brief, non-repetitive discussion of the most material aspects of you and your offering. Consider eliminating much of the detail.  For example, consider significantly reducing or deleting the subsections entitled Our Business Strengths, Our Strategy and Our Financial Sponsors.  This disclosure is too detailed for the summary and is more appropriate for your Business discussion.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

6.                                      In portions of your prospectus, your use of business jargon, industry and defined terms makes your disclosure difficult to understand.  We encourage you to make your disclosure understandable from its context to people who are not experts in your industry.  Examples of terms and phrases that you should replace or explain with everyday language are:

•                  “We are a leading facilities-based provider of voice and data services and business telephone systems.”

•                  “Internet transit and peering”

•                  “on-switch”

•                  acronyms and abbreviations such as “BTS,” “TRO,” “TRRO” and “PUC”

•                  “vertical features”

•                  “colocation” and “colocators”

•                  “non-dominant IXCs”

•                  statements such as “we do use DS1 loops and transport, DS3 transport, and a de minimis amount of dark fiber transport”

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

7.                                      We note your description of revenue growth in your Overview.  Please revise here, in your Management’s Discussion and Analysis at page 31 and in your Business discussion at page 44 to balance these statements by disclosing, as you do in your first risk factor on page 10, that you have a history of operating losses, net losses, and you expect to continue to incur losses.  Additionally, please revise to clarify that, apart from one-time extraordinary gains on cancellation of debt, you have had net losses in each of the last five years.  Further, disclose that you have significant debt.

Also, in connection with your presentation of 2004 pro forma revenue, gross profit and Adjusted EBITDA, balance the disclosure by presenting the corresponding net income and historical results.

Similarly revise elsewhere as appropriate.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

8.                                      We note that you refer to Adjusted EBITDA on page 1 of the summary and provide a cross-reference to the definition and reconciliation of Adjusted EBITDA under “Summary Consolidated Historical and Pro Forma Financial and Other Data” on pages 8-9 and under “Selected Consolidated Financial and Other Data” on pages 26-27.  Since you refer to Adjusted EBITDA for the fist time on page 1, your cross-references to the disclosure required by Regulation G and Item 10(e) of Regulation S-K are not sufficient.  If you believe that presenting Adjusted EBITDA information in the summary is material, please locate your first reference to Adjusted EBITDA in an appropriate place, such as with the summary financial data, where all the required disclosure will not overwhelm the presentation of information.  In addition, please clarify why you believe the extinguishment of indebtedness is a non-recurring item when you continue to have significant amount of indebtedness following this offering.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comments.  The Company believes that the gain on extinguishment of indebtedness is non-recurring in accordance with Item 10 of Regulation S-K and therefore is appropriately included in calculating Adjusted EBITDA.  The gain on extinguishment of indebtedness recorded in 2004 was related to the gain recorded in 2002.  Because the terms of the debt restructuring in 2002 contained a variable interest rate, the Company treated the changes in the underlying interest rate as a change in estimate in calculating its remaining future cash payments.  Due to the uncertainty regarding the variable interest rate, the gain was required to be deferred until the debt was repaid in 2004.  The Company does not believe that a similar gain is likely to occur within the next two years.

The Offering, page 5

9.                                      Disclose that the number of shares being offered represents     % of your shares outstanding.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Summary Consolidated Historical and Pro Forma Financial and Other Data, page 6

10.                               Please refer to the pro forma as adjusted column. Delete the pro forma Adjusted EBITDA and cash flows.

Eschelon Response:  The Company believes that the presentation of pro forma Adjusted EBITDA and cash flows are necessary to assist investors in understanding the operating performance and liquidity of the Company on a comparable basis to the pro forma financial data presented for the year ended December 31, 2004 to reflect the significant acquisition of ATI, which occurred in December 2004.

11.                               Please present the ratio of earnings to fixed charges here and on page 25.  Also provide Exhibit 12.

Eschelon Response:  The Company notes the Staff’s comment but does not believe that this disclosure in the Registration Statement for equity securities is required by Item 503 of Regulation S-K.

12.                               Please refer to footnote (2).  Delete the pro forma Adjusted EBITDA here and in all applicable sections of the filing.

Eschelon Response:  Please refer to the Company’s response to Comment No. 10.

Risk Factors, page 10

We have a history of operating losses ..., page 10

13.                               Please present the related historical data with your pro forma data.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

14.                               Please present the historical and pro forma net income (loss) per share and the weighted average number of shares outstanding.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

We are subject to substantial government regulations ..., page 12

15.                               This risk factor builds together multiple distinct risks.  In order to give the proper prominence to each risk you present, please assign each risk its own descriptive subheading. In revising this risk factor, consider whether risk factor disclosure is necessary regarding the investigations in Arizona, Oregon and Colorado that you disclose on page 57.

Eschelon Response:  The Company has revised the disclosure to include the subheadings in accordance with the Staff’s comment.  The Company does not believe that the investigations are so material as to warrant additional risk factor disclosure.

We depend on a limited number of third party service providers …, page 14

16.                               Please revise this risk factor to explain more clearly the risks related to your relationship with Global Crossing.  We note your disclosure elsewhere that Global Crossing has filed a lawsuit against you, that they are your largest customer and one of your most significant suppliers.  Consider whether a separate risk factor is necessary to appropriately highlight the risk to investors regarding your relationship with Global Crossing.

Eschelon Response:  The Company will reply to this comment by supplemental letter.

The communications market in which we operate is highly competitive …, page 14

17.                               Address whether the growing wireless market also poses competition to your business.

Eschelon Response:  While wireless providers are competing with residential wireline carriers today, due to the inferior quality and poor service levels of such wireless providers, the Company does not believe such wireless providers are a competitive threat in the business market today nor are they likely to be in the near future.

Notes to Unaudited Pro Forma Combined Financial Statements, page 30

18.                               Please refer to footnote (2).  Disclose and tell us the nature of the ATI’s network costs reclassified.

Eschelon Response:  The nature of ATI’s network costs reclassified represent expenses related to building rent, network maintenance and repair, vehicles, and network monitoring.  The Company records these costs in sales, general and administrative expenses.  The Company made a pro forma reclassification to conform ATI’s presentation to the Company’s.  The Company has also provided additional disclosures regarding the nature of the network costs reclassified in its amended filing.

19.                               Please refer to footnote (6).  Tell us how you determined the amount of the interest income.

Eschelon Response:  The Company estimated the cash remaining from this offering after redeeming a portion of the 8 3/8% second secured notes due 2010 and paying all offering related fees and expenses.  The Company assumed that cash was received at the beginning of the period presented and applied an annual interest rate of 2.5%, which represents the average return on the Company’s short term money market investments during 2004.

20.                               Please refer to footnote (8).  Tell us why there is no income tax adjustment related to the pro forma adjustments.  Refer to Instruction #7 to Rule 11-02(b) of Regulation S-X.

Eschelon Response:  The Company believes that its current net operating losses would offset any taxable income related to the pro forma adjustments.

Management’s Discussion and Analysis, page  31

21.                               In your Regulation discussion from page 59 through 71, you disclose a number of trends, expectations and uncertainties.  To the extent material, please revise your Management’s Discussion and Analysis to discuss and analyze these trends, expectations and uncertainties.  Sec SEC Release No. 33-8350 (December 19, 2003), which is available on our web site at http://www.sec.gov/rules/interp/33-8350.htm.  In this regard, we note your disclosure on page 62 regarding your estimated increased costs due to the Triennial Review Remand Order.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Revenue, page 32

22.                               Please tell us why it is appropriate to recognize non-recurring network services revenue over the average life of the customer.

Eschelon Response:  The Company currently has over 50,000 customers.  As a result, it would be impractical to attempt to recognize non-recurring revenue over the actual life of each individual customer’s contract.  Therefore, the Company uses an average customer life based on historical attrition rates.  The Company periodically reviews its attrition rates to determine whether the average customer life calculation remains reasonable.

23.                               We note that you accrue long distance and access charges based on an estimated monthly average usage.  Discuss your significant assumptions and estimates related to these charges in your critical accounting policies disclosure on page 41.

Eschelon Response:  Because the Company has multiple billing cycles and also bills both long distance and access usage in arrears, estimates are required in order to report timely and accurate long distance and access usage revenue in the month the service is provided.  The Company estimates usage on a monthly basis based on historical levels.  The Company periodically reviews its estimates to ensure the amounts being recorded as revenue are accurate.  The Company has added disclosure regarding the estimates used in recognizing revenue to its Critical Accounting Policies.

24.                               Disclose the nature of a bill-and-keep arrangement.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Network Services, page 36

25.                               Please tell us the nature of the dispute with Global Crossing and why you have elected not to record the PICC revenue.

Eschelon Response:   According to the terms of the Company’s contract with Global Crossing and by tarriffs, the Company, as the underlying local exchange carrier, is permitted to bill PICC charges to Global Crossing, as wholesale long distance provider, in connection with the assignment of the Company’s telephone lines to Global Crossing’s carrier identification code for long distance services. Global Crossing, has the contractual right, but is not required, to pass those charges through to the Company in the form of higher wholesale charges.  Historically, the Company has billed Global Crossing PICC charges but Global Crossing has not passed those charges through to the Company.  Accordingly, the Company has historically recorded PICC charges as part of its access revenue.

In November 2004, Global Crossing began passing PICC charges through to the Company, stopped paying the Company’s PICC charges and back-billed the Company for four years worth of PICC charges.  The Company has disputed Global Crossing’s right to bill for PICC charges relating to most prior periods and is asking for charges that Global Crossing did not pay in October through December 2004.  The Company elected not to record PICC revenue in November and December 2004 due to its questionable collectability.

Liquidity and Capital Resources, page 39

Outstanding Indebtedness, page 40

26.                               Please revise to provide more detail about your outstanding indebtedness, including when it was incurred and how you used the proceeds.  See Section IV of SEC Release No. 33-8350 (December 19, 2003).  Please clarify what you mean by “existing and future domestic subsidiaries.”  Also clarify whether these are the Notes you describe on page II-2.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.  The Company confirms to the Staff that the issuance of these 8 3/8% senior secured notes is also discussed in Part II of the prospectus.

Income Taxes, page 42

27.                               Please revise to disclose why you concluded that a full valuation allowance against deferred tax assets was appropriate.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Business, page 44

28.                               Please generally revise to provide more concrete detail in everyday language regarding what goods and services you sell and to whom you sell them.  For example, it is not clear from your disclosure what “facilities-based provider” means, what type of “voice and data services” you provide or what you mean by “business telephone systems.”  You should also more clearly explain how the goods and services you sell connect with and relate to the rest of the telephone network, so that investors can understand your business. Although we issue specific comments below, we believe that you should generally revise to clarify what business you conduct.  Similarly revise in your prospectus summary to provide a very brief overview of your business.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Overview, page 44

29.                               Please revise to provide a brief explanation of your relationship with Eschelon Operating Company.  In this regard, we note that you have provided guarantees for a significant amount of debt issued by Eschelon Operating Company.  Similarly revise your discussion under Liquidity and Capital Resources at page 39 as appropriate.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment in the Liquidity and Capital Resources section of the Prospectus.

Our Business Strengths, page 45

Leading Position in Our Markets, page 45

30.                               We note your statements that “We believe that we are either the first or second largest competitive communications services provider targeting the small and medium-sized business segment in each of our markets, based on internally derived market share data.”  Please revise to support these statements by briefly disclosing, to the extent known, quantified disclosure of your market share in each of your markets.  See Item 101(c)(x) of Regulation S-K.

Eschelon Response:  The Company advises the Staff that (as stated on pages 1 and 45 of the Registration Statement), the Company is the first or second largest competitive communications services provider targeting the small and medium-sized business segment in each of its markets.  To support this statement, the Company relies on an analysis, based on an independent third party survey, estimating the total market and the Company’s percent penetration.  The Company is supplementally providing this information to the Staff under separate cover.

Proven Management Team, page 46

31.                               We note your statements that Mr. Smith contributed to revenue growth at Frontier Corporation from 1973 to 1998.  Please revise to remove the quantitative statements regarding revenue growth at that Company since they do not present corresponding quantitative disclosure of net income and since it is not clear how that Company’s financial performance is relevant to investors’ decisions regarding this Company.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Services and Systems, page 47

32.                               Please revise to clarify in more detail what you mean by your statement that your voice services “are provided via analog and digital service platforms.”

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

33.                               Please revise to provide a more concrete, detailed description of the type of business telephone systems equipment that you provide.  Also, state more clearly that you resell this equipment and do not manufacture it yourself.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Our Customers, page 48

34.                               Please revise to clarify what you mean by “Global Crossing purchases access services from us, which accounted for pro forma revenue of approximately $6.0 million, or 2.8%, of our total pro forma revenue in 2004.”  Specifically clarify what “pro forma” means in this context.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Network Overview and Development, page 49

35.                               Please revise to clarify, in everyday language, what your “network” is.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Customer Access Methods, page 50

36.                               Your disclosure under Analog Unbundled Network Element-Loop suggests that you plan to continue operations using leased unbundled network elements.  However, your disclosure elsewhere indicates that you will not continue using the unbundled network element platform, or UNE-P.  It is not clear what, if any, difference there is between these unbundled network elements.  Please revise here and elsewhere as appropriate to clarify.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Third Party Service Providers, page 51

37.                                 Please tell us the nature of the $8.4 million unpaid pre-subscribed interexchange carrier charges.  It is unclear to us whether these charges are related to your $100 million services agreement with Global Crossing.

Eschelon Response:  See response to Comment No. 25.

Executive Compensation, page 77

38.                               Please revise to provide all of the disclosure required by Item 402(d) of Regulation S-K.  Your 2004 Year-End Options table on page 79 should disclose the value of options at year end.

Eschelon Response:  Please refer to the Company’s response to Comment No. 1.  Once the price range for the shares to be offered has been determined, the Company will provide this information.

Option Grants in Last Fiscal Year, page 78

39.                               Expand footnotes (3) to the Option Grants tables on page 78 to describe the valuation methodologies used by the board of directors in reaching its conclusions concerning the market value of shares at year end.  Briefly describe how the methodologies supported the valuations that established the option exercise prices. If there will be a substantial disparity between the option exercise prices and the proposed public offering price, you should alert investors to the disparity and quantify the effect of using the public offering price as the base to compute the potential option values using the 5% and 10% assumed rates of stock price appreciation.  If you wish to provide the potential realizable value in the table using the assumed offering price as the base price, the staff will not object, if you explain this in a footnote.  Please also consider this comment in completing the value of unexercised in-the-money options column of the table on page 79.  See Section IV.C of SEC Release No. 33-7009 (August 6, 1993).

Eschelon Response:  With respect to any disparity between the option exercise price and the public offering price, please refer to the Company’s response to Comment No. 1.  Once the price range for the shares to be offered has been determined, the Company will provide this information.

Principal and Selling Stockholders, page 84

40.                               For selling security holders that are not natural persons and are nonpublic entities, please identify the natural persons with voting or investment control directly under the entity’s name.

Eschelon Response:  The Company notes the Staff’s comment and will include such disclosure, if applicable, when the selling stockholders are determined.

41.                               Please advise us in your response letter whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers.  For all selling shareholders that are broker-dealers, disclose that they are “underwriters” within the meaning of the Securities Act.  You should revise the Plan of Distribution to state the names of selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

Eschelon Response:  Please refer to the Company’s response to Comment No. 40.

42.                               For selling shareholders who are affiliates of broker-dealers, disclose, if true, that:

•                  The seller purchased in the ordinary course of business, and

•                  At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.

Eschelon Response:  Please refer to the Company’s response to Comment No. 40.

Description of Capital Stock, page 86

43.                               We note your disclosure that “Immediately prior to the closing of the offering, all outstanding shares of convertible preferred stock will be converted into          shares of common stock and such preferred shares will no longer be issued and outstanding.”  Also, in Note 8 to the financial statements at page F-20, you state that the preferred stock will automatically convert into common stock if you raise a certain amount in the initial public offering.  In Note 8, you also state that you may redeem the preferred stock upon effectiveness of an initial public offering.  Please revise to clarify your plans for conversion or redemption of your outstanding preferred stock.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Underwriting, page  95

Lock-Up Agreements, page 96

44.                               Disclose how many shares are subject to the lock-up.

Eschelon Response:  Please refer to the Company’s response to Comment No. 1.  The Company has included a sentence into which this amount will be inserted.

Directed Share Program, page 97

45.                               We note the disclosure related to your directed share program.  In your response letter, please describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering.  In addition, discuss the procedures that investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives any communications or funds.

Eschelon Response:  Lehman Brothers Inc. has advised the Company that the procedures for the directed share program are as follows.  Names of prospective participants in the directed share program are submitted by the Company to Lehman Brothers.  No directed share program materials are sent until a preliminary prospectus is available.  As soon as a preliminary prospectus is available, Lehman Brothers sends an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed share account opening information and a Lehman Brothers client agreement to the prospective participants.  The written materials to be distributed by Lehman Brothers in connection with the directed share program reflect all SEC comments received to date in any previous offerings.  The written materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff, and accordingly, comply with the requirements of Rule 134.

Prospective recipients of reserved shares are determined after reviewing the account information and other responses contained in such documentation.  Shares and money are not exchanged until after the offering is priced and confirmations are sent.  Prospective purchasers are instructed not to send payment when returning the indication of interest letter.  In addition, prospective purchasers are not committed to buy shares when they return the indication of interest letter: that letter specifically states that “your indication of interest in buying shares does not constitute an agreement on your part to buy any shares.....”  Purchasers become committed after the offering is priced and a Lehman Brothers representative offers the shares at the specific price and the purchaser confirms his interest and accepts the offer.

The exact number of reserved shares available to prospective purchasers is generally determined prior to but not later than the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering which, of course, is determined at the time of pricing.

Electronic Distribution, page 98

46.                               Briefly describe any electronic distribution of the filing and identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us in your response letter.  If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, tell us in your response letter how your procedures ensure that the distribution complies with Section 5 of the Securities Act.  In particular, please address:

•                  the communications used;

•                  the availability of the preliminary prospectus;

•                  the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•                  the funding of an account and payment of the purchase price.

To the extent that the SEC Division of Corporation Finance has already reviewed these procedures, please confirm this and tell us whether you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet.  If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement.  Provide us also with copies of all information concerning your company or prospectus that have appeared on their website.  Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet.  If so, tell us when.  If not, tell us whether they intend to do so.  In this regard, please note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comment.

Eschelon Response:  Lehman Brothers Inc. has advised the Company that it may engage in the electronic offer and/or sale of shares and that any such activities will be conducted in accordance with the procedures previously reviewed by the Staff.  Lehman Brothers continue to employ the same procedures as those previously reviewed by the Staff.

In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of shares.

Consistent with this approach, the following language is included in the underwriting section of the prospectus:

“A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates.  In those cases, prospective investors may view the offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online.  The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.”

The Underwriters have informed the Company that they currently have no arrangement with a third party to host or access the preliminary prospectus on the Internet.  While certain of the Underwriters have contacted or are in the process of contracting with Yahoo! NetRoadshow (www.netroadshow.com) to conduct an “Internet road show” with respect to this offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus.  The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person.  As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to and will be made available on the web site.  The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor’s customary procedures.  In its agreements with the Underwriters, Yahoo! NetRoadshow agrees to conduct Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the SEC in connection with virtual roadshows.

Experts, page  99

47.                               Please provide disclosures about your reliance on KPMG as an expert for the audited consolidated financial statements of Advanced TelCom, Inc.

Eschelon Response:  The Company was informed by KPMG that it would not likely have its consent ready for this filing due to timing issues and thus the Company does not have the consent to include KPMG as an expert.  The Company has recently engaged Ernst & Young LLP to audit the full-year 2004 financial statements of Advanced Telecom, Inc. and will include the full-year audited financial statements, the report and the related consent in a subsequent amendment.

Audited Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

48.                               Please tell us the nature of deferred revenue and why it more than doubled in 2004.  Also provide a separate disclosure of the related accounting policy in a note to the financial statements.  Additionally, tell us how the year-over-year net change reconciles to the amount reported in the Consolidated Statements of Cash Flows on page F-6.

Eschelon Response:  At December 31, 2004, the balance in deferred revenue consisted of the following items:

(1)         Voice and data services, which are billed in advance, and a liability is recorded for the services yet to be performed.

(2)         Annual maintenance contracts related to servicing telephone systems.

(3)         Estimated warranty costs related to the installation of telephone systems.  The Company typically offers a one year warranty on the labor associated with defective telephone system equipment.

The growth in the deferred revenue balance from December 31, 2003 to December 31, 2004 was primarily due to the following two reasons:

(1)          Growth related to the Company’s voice and data services. In 2004, the Company’s deferred revenue liability grew by $0.9 million, which agrees to the year-over-year net change presented on the cash flows statement.

(2)          The acquisition of ATI resulted in the Company recording a $3.4 million liability at December 31, 2004 related to advance billings for services to be provided in January 2005. ATI bills voice and data services in advance, resulting in the deferred revenue.  The Company believes this deferred revenue represents a legal obligation as defined by EITF 01-3, and therefore recorded the liability at its fair value in purchase accounting.

The Company has provided in a separate disclosure in the notes to the financial statements regarding its accounting policy related to deferred revenue.

49.                               We note your disclosure that the shares of Preferred Stock will be redeemed in June 2012, if the shares have not previously been redeemed or converted.  We also note your conclusion on page 43 that the “shares are contingently redeemable.”  Please tell us your consideration of paragraphs 9 and 12 of SFAS 150.

Eschelon Response:  In reviewing SFAS 150 when it was issued, the Company concluded that its Preferred Stock was not a mandatorily redeemable financial instrument as defined in paragraph 9 of SFAS 150. In addition, the Company concluded that paragraph 12 was not applicable in its analysis of the impact of adopting SFAS 150. In determining that the Preferred Stock is contingently redeemable under SFAS 150, the Company utilized the guidance in paragraph B25 of SFAS 150 which states, “…In response, the Board considered whether to include within the scope of this Statement shares that could be redeemed—mandatorily, at the option of the holder, or upon some contingent event that is outside the control of the issuer and the holder.  However, this Statement limits the meaning of mandatorily redeemable to unconditional obligations to redeem the instrument by transferring assets at a specified or determinable date (or dates) or upon an event certain to occur.  The Board decided that puttable and contingently redeemable stock raise issues that should be discussed in the next phase of this project, together with convertible bonds and other compound instruments that raise similar issues.” Because the Preferred Stock is contingently redeemable, the Company has continued to treat it as “temporary equity” in accordance with ASR 268.

Consolidated Statements of Operations, page F-4

50.                               It appears that the caption cost of revenue excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue.  If so, please revise your presentation to comply with SAB 11:B as applicable, by identifying the amount of applicable depreciation that is excluded from the caption cost of revenue.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

51.                               Please tell us why the amortization of customer installation costs is not considered cost of revenue.

Eschelon Response:  The Company believes that it is not appropriate to present customer installation costs as a component of cost of revenue because they represent one-time set up costs to establish service, rather than the recurring expenses related to operating and maintaining its network facilities, which are included in costs of revenue.

52.                               Please tell us the nature of the premium paid on the redemption of the series A preferred stock.

Eschelon Response:   The Company redeemed shares of series A preferred stock in December 2004 at $0.75 per share, which the Company’s Board determined to be the fair market value of such shares based upon the price at which the Company issued shares of preferred stock in December 2004.  The premium resulted from the difference between the original issuance price of $0.51 per share and the redemption price of $0.75 per share.  Because the series A and B preferred stock have similar rights and preferences, the Board determined that there should not be a distinction between the fair market values of such series.

Note 1, Summary of Significant Accounting Principles, page F-7

53.                               Please provide the disclosures under paragraph 40 of SFAS 128.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Note 1, Goodwill and Other Intangible Assets, page F-9

54.                               Please tell us the nature of the customer installation costs and your basis in the accounting literature that supports your capitalization of these costs.  Also tell us why you are using the “average life of a customer contract” instead of the actual terms of the contact.

Eschelon Response:  Customer installation costs consist of expenses such as internal labor costs and non-recurring one time set up fees. The Company believes that under SFAS 142, which carried forward the provisions of APB 17 related to accounting for internally developed intangible assets, capitalization of these expenses is appropriate. The Company has determined that based on the number of customers it has, utilizing an average customer life to calculate amortization of the capitalized customer installation costs provides a reasonable basis in determining the period of time over which the amortization is recorded. The Company periodically completes a study to determine that the average customer life being utilized is appropriate.

Note 2, Acquisition, page F-12

55.                               Please provide disclosures under EITF 95-3.

Eschelon Response:  The Company believes that it has complied with the disclosure requirements of EITF 95-3 in Note 2 to the consolidated financial statements. In the existing disclosure, the Company has disclosed that it will be incurring severance costs, relocation costs and contract termination fees, and that none of these costs had been paid as of December 31, 2004 but were accrued. In its next quarterly report on Form 10-Q, the Company will provide disclosure related to the actual costs incurred for each of these items.

Note 4, Notes Payable, page F-14

56.                               We note that the gain was deferred because the future cash flows could not be calculated with certainty.  Please tell us how you considered paragraph 23 of SFAS 15.

Eschelon Response:  The Company considered the provisions of paragraph 23 of SFAS 15 in determining the appropriate accounting for its debt restructuring in 2002. Because the Company’s debt incurred interest at a variable rate, the Company followed the provisions of paragraph 23 and treated changes in the underlying interest rate as a change in estimate in calculating its remaining future cash payments at the end of each accounting period. The Company deferred the remaining gain on the debt restructuring until the debt was repaid in 2004.

57.                               We note that you guaranteed $100 million and $65 million of 8 3/8% senior second notes of your wholly-owned subsidiary, Eschelon Operating Company.  Please tell how you complied with Rule 3-l0 of Regulation S-X.

Eschelon Response:  The Company has provided additional disclosure in Note 4 to its consolidated financial statements that the senior second notes issued by Eschelon Operating Company have been guaranteed by the Company, as required under Rule 3-10 (b) (4) of Regulation S-X.

Note 8, Capital Stock, page F-20

58.                               For your series B convertible preferred stock, please tell us your consideration of EITF 00-27.

Eschelon Response:  Regarding the Series B Preferred Stock, the Company has considered the effects of EITF 00-27 and determined there is no effect on the current accounting treatment.  The fair value of the Series B equaled the conversion value of $0.75 at the time of issuance and no detachable instruments were included in the exchange. Additionally, no contingent conversion options exist within the terms of the Series B Preferred Stock.

59.                               We note that the Preferred Stock will automatically convert into common stock in the event of an initial public offering or you may redeem all of the Preferred Stock upon the effectiveness of an initial public offering.  If the Preferred Stock is automatically converted into common stock, present a pro forma balance sheet and pro forma net income (loss) per share giving effect to the conversion on the face of the historical balance sheet and consolidated statements of operations.  If you plan to redeem the Preferred Stock, disclose this and its impact on page 28.

Eschelon Response:  The Company plans to convert the Preferred Stock if this offering is completed.  The Company has presented a pro forma balance sheet and pro forma net loss per share on the face of the historical balance sheet and consolidated statements of operations.  The Company does not plan to redeem the Preferred Stock and does not believe the impact and disclosure of a redemptions needs to be presented.

Note 8, Stock Options, page F-21

60.                               For stock options issued in 2003, please tell us how the fair values were determined.  In your response, please address the following:

•                  whether the stock valuation was determined on a contemporaneous or retrospective basis, including the reasons why;

•                  whether the valuation was performed by management or an independent third party; and

•                  identify and quantify each factor that contributed to the fair value at each grant date.

Eschelon Response:  The Company granted all options in 2003 under its stock incentive plan at exercise prices equal to the fair market value of the Company’s common stock on the date of grant as determined by the Company’s Board with the assistance of a contemporaneous appraisal prepared by an outside, independent valuation firm.  The valuation of the common stock was completed as of June 27, 2002, the date on which the Company completed its equity restructuring.  The Board determined that, although time had passed from the original valuation date, the underlying business metrics had not changed significantly and therefore the June 27, 2002 valuation still represented the fair market value of the Company’s common stock.  The Company again engaged the independent valuation firm to prepare a second contemporaneous appraisal as of August 14, 2003 and for option grants thereafter, the Board based the fair value of common stock on that appraisal.  The absence of a public trading market for the common stock required the independent valuation firm and the Board to rely on alternative means for determining the fair market value of the common stock.  In its report, the independent valuation firm and the Board in makings its determination relied on a number of factors to determine the fair market value, including:

•                  The price at which Preferred Stock was issued on June 27, 2002 and December 23, 2002 ($0.51 per share) and the preferential dividend, liquidation, redemption and conversion rights of such stock relative to the common shares;

•                  lack of control by the holders of common stock;

•                  lack of marketability of the common stock;

•                  the Company’s financial performance and operating results; and

•                  the Company’s business prospects and forecasts.

The valuation firm concluded that the fair market value of the Company’s common stock on June 27, 2002 was $0.05 to $0.10 and on August 14, 2003 was negligible to $0.40.

61.                               We note that you issued series B convertible preferred stock to related parties for $0.75 a share and each share was initially convertible into common stock for $0.75 per share.  For stock options issued in 2004 and 2005 and restricted common stock issued in March 2005, please tell us how the fair values were determined.  In your response, please address the following:

•                  whether the stock valuation was determined on a contemporaneous or retrospective basis, including the reasons why;

•                  whether the valuation was performed by management or an independent third party;

•                  identify and quantify each factor that contributed to the fair value at each grant date; and

•                  the reasons for any variance between your stock valuation and the expected IPO price.

Eschelon Response:  The Company granted all options in 2004 and 2005 under the Company’s stock incentive plan at exercise prices reflecting the fair market value of the Company’s common stock at the date of grant as determined contemporaneously by either (i) the Company’s Board with the assistance of an outside independent valuation firm as of December 31, 2004 and delivered March 2005 or (ii) by the Company’s Board at the time of grant.  For options granted after March 2005, but prior to April 2005, the fair market value of common stock was based on that appraisal.  The absence of a public trading market for the common stock required the independent valuation firm and the Board to rely on alternative means for determining the fair market value of the common stock.   The independent valuation firm (as set forth in its reports) and the Board relied on a number of factors to determine the fair market value of the common stock at each grant date including:

•                  The price at which the Series B Preferred Stock was issued on December 31, 2004 ($0.75 per share) and the preferential dividend, liquidation, redemption and conversion rights of such stock relative to the common shares;

•                  lack of control by the holders of common stock;

•                  lack of marketability of the common stock;

•                  the Company’s financial performance and operating results; and

•                  the Company’s business prospects and forecasts.

Additionally, the Board considered the uncertainty surrounding the Company’s ability to pursue a proposed public offering.

The valuation firm determined that the fair market value of the Company’s common stock on December 31, 2004 was $0.20 to $0.30 per share.

The Board determined the fair market value per share of the Company’s common stock at April 29, 2005 and May 19, 2005 to be $0.50 per share.  In addition to the other factors set forth above, the Board also considered the improvement in market conditions, improvement in the Company’s operating results and the discussions it held with investment banking firms in connection with a potential initial public offering.

Note 8, Restricted Common Stock, page F-22

62.                               We note that you issued preferred stock in November and December 2002 to related parties for $0.5079 per share and each share was initially convertible into common stock for $0.5079 per share.  It appears to us that restricted common stock subsequently granted was assigned a fair value of $0.10 per share.  Please tell us how this fair value was determined. Your response should identify and quantify each factor that contributed to the fair value of the restricted common stock.  Also tell us the terms of the restrictions and confirm to us that these shares are vested as the restrictions are removed.

Eschelon Response:  The restricted stock was assigned a fair value of $0.05 per share in the same fashion as described in the response to Comment No. 60.  There are restrictions on transfer that preclude the transfer of unvested shares and limit the transferability of vested shares until the holders of 60% of the series A preferred stock have sold such shares at a price greater than $1.02 for the class A shares and $2.04 for the class B shares.  These shares vest 20% on the grant date and thereafter vest 20% on each subsequent anniversary of the grant date through the fourth anniversary of the grant date.

Note 9, Income Taxes, page F-23

63.                               Please tell us why you are utilizing the tax valuation allowance to reduce the effective tax rate for the last three years.  We note that the related deferred tax asset was fully reserved.

Eschelon Response:  The Company is utilizing the change in its valuation allowance in its income tax rate reconciliation because it has yet to record any tax benefit associated with its net operating loss carryforwards. Once the Company has determined that it is more likely than not that it will be able to utilize its net deferred tax assets, then the Company will record the benefit through its statement of operations and future utilization of the net operating loss carryforwards will not be reflected in the rate reconciliation.

Advanced TelCom, Inc. Financial Statements

Independent Auditor’s Report, page F-24

64.                               Please identify the city and State where the report was issued under Rule 2-02 of Regulation S-X.

Eschelon Response:  The report has been revised to identify the city and state where it was issued.

Schedule II-Valuation and Qualifying Accounts, page II-9

65.                               Please include your valuation allowance in this schedule.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Updating

66.                               Please update the financial statements and applicable sections to comply with Rule 3-12 of Regulation S-X.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Consent of Independent Registered Public Accountant

67.                               We understand that you will provide the consent in the next amendment to the filing.

Eschelon Response:  See response to Comment No. 47.

Form 10-K for the fiscal year ended December 31, 2004, filed March 31, 2005

68.                               In future periodic reports, please comply with the comments above to the extent applicable.

Eschelon Response:  The Company notes the Staff’s comment and will comply with the comments above in all future periodic reports.

Cover page

69.                               In future filings, state the aggregate market value of the voting and non-voting common equity held by non-affiliates.  See Form 10-K.

Eschelon Response:  The Company notes the Staff’s comment and will state the aggregate market value of the voting and non-voting common equity held by non-affiliates in all future filings.

Item 9A — Controls and Procedures, page 48

70.                               We note your disclosure that “there have been no significant changes in our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our reported financial results.”  Please confirm to us in your response letter whether or not there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Also please provide corresponding confirmation regarding your disclosure at page 19 of your Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 16, 2005.  See Item 308(c) of Regulation S-K, which became effective on August 14, 2003.  See also Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/38-8238.htm.  Please also comply with this comment through appropriate disclosure in future filings.

Eschelon Response:  The Company confirms that there were no changes in its internal control over financial reporting during the last fiscal quarter covered by the annual report on Form 10K or covered by the quarterly report on Form 10-Q for the quarter ended

March 31, 2005.  The Company will comply with this comment through appropriate disclosure in future filings.

Exhibit 31.1

Exhibit 31.2

71.                               Please confirm to us in your response letter whether your chief financial officer meant to certify this annual report or some other, quarterly, report.  In future filings, please be sure to provide the certifications in the exact form specified.  See item 601(b)(31) of Regulation S-K.

Eschelon Response:  The Chief Financial Officer’s certification contained a typographical error in referring to a quarterly report.  The Company notes the Staff’s comment and will provide the appropriate certifications in all future filings.

*  *  *  *  *

Further comments or requests for information should be directed to Nancy Spangler at 703-773-4021 or the undersigned at 202-861-3851.  Thank you for your attention to this matter.

Sincerely,

DLA PIPER RUDNICK GRAY CARY US LLP

Tami J. Howie
Attorney

Tami.Howie@dlapiper.com

Admitted to practice in Washington D.C. and Maryland

cc:	Richard A. Smith
Nancy A. Spangler, Esq.